

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 9, 2007

Mr. L. Hugh Redd
Sr. VP and Chief Financial Officer, General Dynamics Corporation
2941 Fairview Park Drive, Suite 100
Falls Church, VA 22042-4513

      Re: **General Dynamics Corporation**
             Form 10-K for the year ended December 31, 2006
             File No. 1-3671

Dear Mr. Redd:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jeanne Baker, Assistant Chief Accountant, at (202)551-3691 or to the undersigned at (202) 551-3768.

             Sincerely,

             John Cash
             Branch Chief